Exhibit (h)(9)
Amended Schedule A
to the
Transfer Agency Agreement
by and between
First Focus Funds, Inc.
and
First National Bank of Omaha

Name of Fund	Effective Date
Core Equity Fund	December 20, 1994
Short/Intermediate Bond Fund	December 20, 1994
Fixed Income Fund	December 20, 1994
Small Company Fund	December 5, 1995
Balanced Fund	June 4, 1996
Growth Opportunities Fund	April 1, 1998
International Fund	May 30, 2002
Large Cap Growth Fund	July 1, 2007
Originally Dated: December 20, 1994
Revised: December 5, 1995; June 4, 1996; April 1, 998; May 30, 2002 and July 1, 2007

FIRST FOCUS FUNDS, INC.		FIRST NATIONAL BANK OF OMAHA

By:	/s/ Julie L. Den Herder	By:	/s/ Holly Richmond
Name:	Julie L. Den Herder	Name:	Holly Richmond
Title:	President	Title:	VP, Sales and Marketing